SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 14)*

Urstadt Biddle Properties Inc.
(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

917286106
(CUSIP Number)

Charles J. Urstadt
Chairman and Chief Executive Officer
Urstadt Biddle Properties Inc.
321 Railroad Avenue
Greenwich, Connecticut  06830
(203) 863-8200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2007
(Date of Event Which Requires Filing
of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 917286106
1 Names of Reporting Persons. Charles J. Urstadt
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A – See Item 5(c)
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,099, 368
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,099, 368
11 Aggregate Amount Beneficially Owned by Each Reporting Person 3,099, 368
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 39%
14 Type of Reporting Person (See Instructions) IN

CUSIP No. 917286106
1 Names of Reporting Persons. Urstadt Property Company, Inc.
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,069,688
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,069,688
11 Aggregate Amount Beneficially Owned by Each Reporting Person 3,069,688
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 38.6%
14 Type of Reporting Person (See Instructions) CO

CUSIP No. 917286106
1 Names of Reporting Persons. Elinor F. Urstadt
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 21,300
8 Shared Voting Power 0
9 Sole Dispositive Power 21,300
10 Shared Dispositive Power 0
11 Aggregate Amount Beneficially Owned by Each Reporting Person 21,300
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) .3%
14 Type of Reporting Person (See Instructions) IN

CUSIP No. 917286106
1 Names of Reporting Persons. Urstadt Realty Associates Co LP
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,901,006
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,901,006
11 Aggregate Amount Beneficially Owned by Each Reporting Person 1,901,006
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 23.9%
14 Type of Reporting Person (See Instructions) PN

CUSIP No. 917286106
1 Names of Reporting Persons. Urstadt Realty Shares II L.P.
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) OO – See Item 5(c)
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 635,973
9 Sole Dispositive Power 0
10 Shared Dispositive Power 635,973
11 Aggregate Amount Beneficially Owned by Each Reporting Person 635,973
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 8%
14 Type of Reporting Person (See Instructions) PN

CUSIP No. 917286106
1 Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only) Willing L. Biddle
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) PF/OO – See Item 5(c)
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 1,658,325
8 Shared Voting Power 9,117
9 Sole Dispositive Power 1,658,325
10 Shared Dispositive Power 9,117
11 Aggregate Amount Beneficially Owned by Each Reporting Person 1,667,442
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 21%
14 Type of Reporting Person (See Instructions) IN

This Statement on Schedule 13D constitutes Amendment No. 14 to the Schedule 13D dated September 10, 1987, as amended by Amendment Nos. 1 through 13 (the “Schedule 13D”), and is being filed on behalf of: (i) Charles J. Urstadt, (ii) Urstadt Property Company, Inc., a Delaware corporation (“UPCO”), (iii) Elinor F. Urstadt, (iv) Urstadt Realty Associates Co LP, a Delaware limited partnership, by UPCO as its sole general partner (“URACO”), (v) Urstadt Realty Shares II L.P., a Delaware limited partnership, by UPCO as its sole general partner (“URS II”) and (vi) Willing L. Biddle.  The reporting persons set forth in (i) – (vi) of the preceding sentence are sometimes hereinafter collectively referred to as the “Reporting Persons”.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
The Schedule 13D is hereby amended and supplemented as follows:

Item 2. Identity and Background.
Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

See Item 5 below.

Item. 4 Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

See Item 5 below.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented as follows:

(a)
Mr. Urstadt, individually, is not the direct beneficial owner of any shares of Common Stock of the Issuer, but when aggregating the 532,709 shares of Common Stock held by UPCO, the 21,300 shares of Common Stock held by Mrs. Urstadt, the 8,380 shares of Common Stock held by the Trust Established Under the Issuer’s Excess Benefit and Deferred Compensation Plan (the “Compensation Plan Trust”) for the benefit of Mr. Urstadt, the 1,901,006 shares of Common Stock held by URACO, and the 635,973 shares of Common Stock held by URS II,  Mr. Urstadt beneficially owns 3,099,368 shares of Common Stock, or 39% of the 7,944,516 shares of Common Stock outstanding as of January 11, 2008.

UPCO is the direct beneficial owner of 532,709 shares of Common Stock, which, when added to the 1,901,006 shares of Common Stock held by URACO and the 635,973 shares of Common Stock held by URS II, results in UPCO beneficially owning 3,069,688 shares of Common Stock, or 38.6% of the 7,944,516 shares of Common Stock outstanding as of January 11, 2008.

Mrs. Urstadt is the direct beneficial owner of 21,300 shares of Common Stock, or .3% of the 7,944,516 shares of Common Stock outstanding as of January 11, 2008.

URACO is the direct beneficial owner of 1,901,006 shares of Common Stock, or 23.9% of the 7,944,516 shares of Common Stock outstanding as of January 11, 2008.

URS II is the direct beneficial owner of 635,973 shares of Common Stock, or 8% of the 7,944,516 shares of Common Stock outstanding as of January 11, 2008.

Mr. Biddle is the direct beneficial owner of 1,650,855 shares of Common Stock individually, which, when added to the 5,163 shares of Common Stock owned by P.T. Biddle (Deceased) IRA for the benefit of Willing Biddle, the 5,030 shares of Common Stock held by Mr. Biddle’s wife, Catherine Urstadt Biddle, the 3,017 shares of Common Stock held by the Compensation Plan Trust for the benefit of Mr. Biddle and the 1,070 shares of Common Stock held by the Charles and Phoebe Biddle Trust UAD 12/20/93 for the benefit of the issue of Mr. Biddle, results in Mr. Biddle beneficially owning 1,667,442 shares of Common Stock, or 21% of the 7,944,516 shares of Common Stock outstanding as of January 11, 2008.

(b)
UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 532,709 shares of Common Stock directly owned by UPCO in view of the fact that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 1,901,006 shares of Common Stock directly owned by URACO in view of the fact that UPCO is the sole general partner of URACO, and that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 635,973 shares of Common Stock directly owned by URS II in view of the fact that UPCO is the sole general partner of URS II, and that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

Mrs. Urstadt has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 21,300 shares of Common Stock.

Mr. Biddle has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 1,658,325 shares of Common Stock.

(c)
On January 11, 2008, January 10, 2008, January 9, 2008 and January 7, 2008, Mr. Biddle purchased shares of Common Stock on the open market in amounts of 4,600 shares, 2,600 shares, 14,400 shares and 1,400 shares, respectively, at prices ranging from $14.18 to $14.36 for the January 11th purchase, $14.31 to $14.59 for the January 10th purchase, $13.77 to $13.92 for the January 9th purchase and $14.07 to $14.10 for the January 7th purchase.

On January 4, 2008, UPCO and Mr. Urstadt entered into an agreement, pursuant to which UPCO and Mr. Urstadt transferred Common Stock of the Issuer to URS II in amounts of 758 shares and 75,000 shares, respectively.

On January 2, 2008, the Issuer entered into an agreement with Mr. Biddle whereby Mr. Biddle was granted a restricted stock award of 95,000 shares of Common Stock pursuant to the Issuer’s Amended and Restated Restricted Stock Award Plan.

On January 2, 2008, the Issuer entered into an agreement with Mr. Urstadt whereby Mr. Urstadt was granted a restricted stock award of 75,000 shares of Common Stock pursuant to the Issuer’s Amended and Restated Restricted Stock Award Plan.

On December 18, 2007, December 17, 2007, November 7, 2007 and November 5, 2007, Mr. Biddle purchased Common Stock on the open market in amounts of 5,000 shares, 3,700 shares, 1,000 shares, and 1,500 shares, respectively, at prices ranging from $15.61 to $15.99 for the December 18th purchase and $15.83 to $15.98 for the December 17th purchase, at a price of $16.75 for the November 7th purchase, and at prices ranging from $16.69 to $16.75 for the November 5th purchase.

Except as set forth in this Schedule 13D, none of UPCO, Mr. Urstadt, Mrs. Urstadt, URACO, URS II or Mr. Biddle or, to the best knowledge of such parties, any of the persons listed on Schedule I to the Schedule 13D, owns any shares of Common Stock or has purchased or sold any shares of Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

Mr. Urstadt, as Chairman of the Board and Chief Executive Officer of the Issuer, and Mr. Biddle, as President and Chief Operating Officer of the Issuer, are participants in the Issuers Amended and Restated Restricted Stock Award Plan (the “Restricted Stock Award Plan”).  Mr. Urstadt is the indirect beneficial owner of 371,250 restricted shares of Common Stock, which were granted to Mr. Urstadt pursuant to the Restricted Stock Award Plan, and which are now owned directly by URS II, and Mr. Biddle is the direct beneficial owner of 582,500 restricted shares of Common Stock issued pursuant to the Restricted Stock Award Plan.

Under the limited partnership agreement for URS II, UPCO has the full power and authority to make all decisions, in its sole discretion, with respect to the shares of Common Stock held by URS II, including as to when and how such shares are to be voted or sold.  Notwithstanding the above, the Common Stock contributed by Mr. Urstadt to URS II remains subject to the terms and conditions in the applicable restricted stock award agreements pursuant to which Mr. Urstadt was issued the Common Stock under the Restricted Stock Award Plan.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

1.	Joint Filing Agreement, dated January 15, 2008.

SIGNATURE

After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated January 15, 2008

/s/ Charles J. Urstadt
Charles J. Urstadt

URSTADT PROPERTY COMPANY, INC.

By:      /s/ Charles J. Urstadt
Name: Charles J. Urstadt
Title:  Chairman of the Board

/s/ Elinor F. Urstadt
Elinor F. Urstadt

URSTADT REALTY ASSOCIATES CO LP

By:      URSTADT PROPERTY COMPANY, INC.
Its sole general partner

By: /s/ Charles J. Urstadt
Name: Charles J. Urstadt
Title:  Chairman of the Board

URSTADT REALTY SHARES II L.P.

By:      URSTADT PROPERTY COMPANY, INC.
Its sole general partner

By:      /s/ Charles J. Urstadt
Name: Charles J. Urstadt
Title:  Chairman of the Board

/s/ Willing L Biddle
Willing L. Biddle

Exhibit 1

AGREEMENT

The undersigned hereby agree that this Amendment No. 14 to the Schedule 13D with respect to the beneficial ownership of shares of Common Stock of Urstadt Biddle Properties Inc. is filed jointly, on behalf of each of them.

Dated:  January 15, 2008

/s/ Charles J. Urstadt
Charles J. Urstadt

URSTADT PROPERTY COMPANY, INC.

By:      /s/ Charles J. Urstadt
Name: Charles J. Urstadt
Title:  Chairman of the Board

/s/ Elinor F. Urstadt
Elinor F. Urstadt

URSTADT REALTY ASSOCIATES CO LP

By:     URSTADT PROPERTY COMPANY, INC.
Its sole general partner

By:     /s/ Charles J. Urstadt
Name: Charles J. Urstadt
Title:  Chairman of the Board

URSTADT REALTY SHARES II LP

By:      URSTADT PROPERTY COMPANY, INC.
Its sole general partner

By:      /s/ Charles J. Urstadt
Name: Charles J. Urstadt
Title:  Chairman of the Board

/s/ Willing L Biddle
Willing L. Biddle